SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,965,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,965,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,965,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 78,505,987 of the Issuer’s shares of common stock outstanding which is total of (i) 74,284,287 shares reported outstanding as of February 28, 2019 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2019 and (ii) 4,221,700 shares of Common Stock issued by the Issuer to Golden Harbor and certain other investors upon exercise of the 2018 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,965,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,965,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,965,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 78,505,987 of the Issuer’s shares of common stock outstanding which is total of (i) 74,284,287 shares reported outstanding as of February 28, 2019 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2019 and (ii) 4,221,700 shares of Common Stock issued by the Issuer to Golden Harbor and certain other investors upon exercise of the 2018 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018 and Amendment No. 2 filed on December 20, 2018 (as amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

As previously disclosed, on August 6, 2018, pursuant to a Securities Purchase Agreement, Golden Harbor and certain other investors purchased units from the Issuer, which included warrants to acquire shares of Common Stock (the “2018 Warrants”). On March 28, 2019, in order to provide additional funding for the Issuer’s operations, Golden Harbor fully exercised the 2018 Warrants to purchase 3,166,275 shares of Common Stock at an exercise price of $2.52 per share, for an aggregate exercise price of $7,979,012.

In connection with Golden Harbor’s exercise of the 2018 Warrants, the Issuer issued to Golden Harbor warrants to purchase 1,875,000 shares of Common Stock at an exercise price of $7.00 per share, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions (the “2019 Warrants”). The 2019 Warrants will be exercisable any time on or after September 28, 2019 and will expire on June 30, 2022. The 2019 Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The 2019 Warrants will be exercisable on a cash basis unless, at the time of such exercise, the shares of Common Stock issuable upon exercise of the 2019 Warrants cannot be immediately resold pursuant to an effective registration statement or Rule 144 of the Securities Act without volume or manner of sale restrictions, in which case the 2019 Warrants shall also be exercisable on a cashless exercise basis.

The foregoing description of the 2019 Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text the warrant, which is filed as Exhibit 10 to this Schedule 13D, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons acquired the 2019 Warrants for investment purposes in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 78,505,987 of the Issuer’s shares of common stock outstanding which is total of (i) 74,284,287 shares reported outstanding as of February 28, 2019 in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2019 and (ii) 4,221,700 shares of Common Stock issued by the Issuer to Golden Harbor and certain other investors upon exercise of the 2018 Warrants.

(a) Golden Harbor and Joe Lewis beneficially own 21,965,504 shares of Common Stock which represents 28.0% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

CUSIP No. 45782B104	SCHEDULE 13D

(i) Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote of the 21,965,504 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to vote or direct the vote of any of the shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 21,965,504 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Certain friends and family members of Mr. Lewis have purchased a contractual economic interest in certain of the Inseego securities beneficially owned by the Reporting Persons. This interest is not a derivative security and represents solely an economic right and does not include any right to vote, any right to cause the disposition of any such securities or any other rights of control. The investment made by such individuals was at the same price as Golden Harbor’s investment in such securities.

The descriptions of the 2019 Warrants set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

CUSIP No. 45782B104	SCHEDULE 13D

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 11	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 29, 2019).

CUSIP No. 45782B104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2019

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 11	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 29, 2019).